Exhibit 99.1

February 15, 2018

Globant Reports 2017 Full Year and Fourth Quarter Financial Results

Robust Revenue Growth and Solid Financial Performance

San Francisco, CA / February 15, 2018 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three and twelve months ended December 31, 2017.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Fourth quarter 2017 highlights

●	Revenue increased to a record $115.4 million, representing 32.3% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $45.0 million (39.0% Non-IFRS Adjusted Gross Profit Margin), an increase of $9.6 million compared to $35.4 million for the fourth quarter of 2016 (40.5% Non-IFRS Adjusted Gross Profit Margin).
●	Non-IFRS Adjusted Net Income was $14.1 million (12.2% Non-IFRS Adjusted Net Income Margin), compared to a profit of $9.5 million for the fourth quarter of 2016 (10.9% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $0.39 per share (based on an average of 36.3 million diluted shares), compared to Non-IFRS Adjusted Diluted EPS of $0.27 for the fourth quarter of 2016 (based on an average of 35.6 million diluted shares).

Full year ended December 31, 2017 highlights

●	Revenue for the period increased to $413.4 million, representing 28.1% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $160.3 million (38.8% Non-IFRS Adjusted Gross Profit Margin), an increase of $23.6 million compared to $136.7 million (42.3% Non-IFRS Adjusted Gross Profit Margin) for the full year 2016.
●	Non-IFRS Adjusted Net Income was $46.1 million (11.1% Non-IFRS Adjusted Net Income Margin), an increase of $7.3 million, compared to a profit of $38.8 million (12.0% Non-IFRS Adjusted Net Income Margin) for the full year 2016.
●	Non-IFRS Adjusted Diluted EPS was $1.28 per share (based on an average of 36.1 million diluted shares during the full year 2017), an increase of $0.19 compared to Non-IFRS Adjusted Diluted EPS of $1.09 for the full year 2016 (based on an average of 35.4 million diluted shares during the full year 2016).

“I am very pleased with our 2017 performance. Our revenues for the year increased to $413.4 million, a robust 28.1% year-over-year growth. This strong growth was driven by substantial and expanding demand from organizations looking to digitally transform their businesses. As this trend continues growing, it leverages the power of technologies like Artificial Intelligence and others like IoT, UX and more to enable an Augmented Intelligence approach. Our Studios have proven to be one of the most effective ways to address these trends and engage with our accounts. On the vertical front, Financial Services and Media & Entertainment industries had outstanding performances,” said Martín Migoya, Globant’s CEO and co-founder.

“Looking forward to 2018, we continue to have strong demand from companies looking to achieve digital transformations. We believe that our market approach with our Studios and our 50-Squared model positions us as a leader in this area and makes us an ideal partner for companies facing these transformations,” added Martín Migoya.

"I am very satisfied with our overall results for the fourth quarter and full year 2017. Q4 was another strong period of revenue, closing at $115.4 million, representing 32.3% growth compared to the fourth quarter of 2016. Our 50-Squared strategy continues to yield positive results, and we now have nine accounts over $10 million in annual revenues, compared to six accounts for the same period last year. Regarding profitability, we will continue to manage costs carefully in order to keep our gross margins within a stable range while, at the same time, we continue to execute our diversification strategy. We also expect to maintain our focus on dilution of our Adjusted SG&A to keep improving our operating leverage. Finally, hirings during Q4 were also very strong, a positive signal as we enter 2018”, explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the fourth quarter with 6,753 Globers, 6,279 of whom were IT professionals. The geographic revenue breakdown for the fourth quarter was as follows: 78.6% from North America (top country: US), 14.6% from Latin America and others (top country: Argentina) and 6.8% from Europe (top country: Spain). 82.5% of Globant’s revenue for the fourth quarter was denominated in US dollars, and the remaining 17.5% was denominated in other currencies, including Euros, GB pounds and other Latin American currencies.

During the year ended December 31, 2017, Globant served 356 customers, 82 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 10.4%, 28.5% and 43.2% of fourth quarter revenues, respectively.

Cash and cash equivalents and investments as of December 31, 2017 increased to $60.7 million from $59.9 million as of December 31, 2016. Current assets as of December 31, 2017 amounted to $156.1 million, accounting for 43.0% of total assets. Finally, as of December 31, 2017, 35.2 million common shares were issued and outstanding.

2018 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2018:

●	First quarter 2018 Revenue is estimated to be between $113-$115 million, implying 28.5% year-over-year growth at the midpoint of the range.
●	First quarter 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.31-$0.35 (assuming an average of 36.4 million diluted shares outstanding during the first quarter).
●	Fiscal year 2018 Revenue is estimated to be in the range of $495-$505 million, implying 20.9% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.52-$1.62 (assuming an average of 36.7 million diluted shares outstanding during 2018).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the Q4 2017 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE: GLOB)

We are a digitally native technology services company. We are passionate about building the new way of being digital. We want to help our clients emotionally connect with consumers and employees, leveraging the power of artificial intelligence for business optimization. We are the place where engineering, design, and innovation meet scale.

Globant has more than 6,700 professionals in 12 countries working for companies like Google, Linkedin, BBVA, EA and Coca Cola, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017).

We were also featured as a business case study at Harvard, MIT and Stanford.

For more information, visit www.globant.com

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, impairment of tax credits and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of December 31, 2017 and December 31, 2016 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and twelve month periods ended December 31, 2017 and 2016, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of tax credits and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended		Year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Revenues	115,433	87,254	413,439	322,856
Cost of revenues	(72,114)	(53,201)	(262,584)	(191,395)
Gross profit	43,319	34,053	150,855	131,461

Selling, general and administrative expenses	(29,090)	(22,891)	(110,895)	(81,889)
Impairment of tax credits	-	-	(1,586)	-
Profit from operations	14,229	11,162	38,374	49,572

Finance income	2,774	2,711	7,956	16,215
Finance (expense) gain, net	(3,657)	(3,913)	(11,064)	(19,227)
Finance expense, net	(883)	(1,202)	(3,108)	(3,012)

Other income, net	1,579	2,576	3,989	3,629
Profit before income tax	14,925	12,536	39,255	50,189

Income tax	(2,694)	(3,056)	(8,081)	(14,327)
Net income for the period	12,231	9,480	31,174	35,862

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(469)	(12)	(265)	1,103
- Net fair value loss on available-for-sale financial assets	-	(7)	(27)	(52)
Total comprehensive income for the period	11,762	9,461	30,882	36,913

Net income attributable to:
Owners of the Company	12,254	10,321	31,250	35,876
Non-controlling interest	(23)	4	(76)	(14)
Net income for the period	12,231	10,325	31,174	35,862

Total comprehensive income for the period attributable to:
Owners of the Company	11,785	10,302	30,958	36,927
Non-controlling interest	(23)	4	(76)	(14)
Total comprehensive income for the period	11,762	10,306	30,882	36,913

Earnings per share
Basic	0.35	0.27	0.89	1.04
Diluted	0.34	0.27	0.86	1.01

Weighted average of outstanding shares (in thousands)
Basic	35,172	34,601	34,919	34,402
Diluted	36,349	35,612	36,096	35,413

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	52,525	50,532
Investments	8,147	9,355
Trade receivables	80,078	54,170
Other receivables	14,469	18,869
Other financial assets	873	900
Total current assets	156,092	133,826

Non-current assets
Other receivables	31,736	27,465
Deferred tax assets	15,459	7,691
Investment in associates	1,550	800
Other financial assets	555	319
Property and equipment	43,879	35,676
Intangible assets	11,497	13,791
Goodwill	102,033	65,180
Total non-current assets	206,709	150,922
TOTAL ASSETS	362,801	284,748

LIABILITIES
Current liabilities
Trade payables	12,244	5,603
Payroll and social security taxes payable	41,068	30,328
Borrowings	6,011	217
Other financial liabilities	10,664	12,602
Tax liabilities	7,034	6,249
Other liabilities	20	-
Total current liabilities	77,041	54,999

Non-current liabilities
Other financial liabilities	20,322	19,224
Other liabilities	-	20
Provisions for contingencies	1,179	1,945
Total non-current liabilities	21,501	21,189
TOTAL LIABILITIES	98,542	76,188

Capital and reserves
Issued and paid-in capital	42,271	41,576
Additional paid-in capital	86,912	62,790
Other reserves	(1,253)	(961)
Retained earnings	136,369	105,119
Total equity attributable to owners of the Company	264,299	208,524
Non-controlling interests	(40)	36
Total equity	264,259	208,560
TOTAL EQUITY AND LIABILITIES	362,801	284,748

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended		Year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Reconciliation of adjusted gross profit
Gross Profit	43,319	34,053	150,855	131,461
Depreciation and amortization expense	484	1,092	3,752	4,281
Share-based compensation expense	1,165	206	5,666	917
Adjusted gross profit	44,968	35,351	160,273	136,659
Adjusted gross profit margin	39.0%	40.5%	38.8%	42.3%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(29,090)	(22,891)	(110,895)	(81,889)
Depreciation and amortization expense	3,891	2,101	12,376	6,637
Share-based compensation expense	2,032	661	8,798	2,703
Acquisition-related charges (a)	46	284	631	556
Adjusted selling, general and administrative expenses	(23,121)	(19,845)	(89,090)	(71,993)
Adjusted selling, general and administrative expenses as % of revenues	(20.0)%	(22.7)%	(21.5)%	(22.3)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	14,229	11,162	38,374	49,572
Share-based compensation expense	3,197	867	14,464	3,620
Impairment of tax credits	-	-	1,586	-
Acquisition-related charges (a)	435	585	2,315	1,478
Adjusted Profit from Operations	17,861	12,614	56,739	54,670
Adjusted Profit from Operations margin	15.5%	14.5%	13.7%	16.9%

Reconciliation of Net income for the period
Net income for the period	12,231	9,480	31,174	35,862
Share-based compensation expense	3,197	867	14,464	3,620
Impairment of tax credits	-	-	1,586	-
US settlement agreement, net	-	845	-	845
Acquisition-related charges (a)	(1,298)	(1,703)	(1,158)	(1,556)
Adjusted Net income	14,130	9,489	46,066	38,771
Adjusted Net income margin	12.2%	10.9%	11.1%	12.0%

Calculation of Adjusted Diluted EPS
Adjusted Net income	14,130	9,489	46,066	38,771
Diluted shares	36,349	35,612	36,096	35,413
Adjusted Diluted EPS	0.39	0.27	1.28	1.09

Notes:

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017

Total Employees	5,631	5,855	6,223	6,397	6,753
IT Professionals	5,219	5,421	5,772	5,925	6,279

North America Revenue %	78.9	78.9	78.5	79.1	78.6
Latin America and Others Revenue %	9.6	9.9	9.2	13.3	14.6
Europe Revenue %	11.5	11.2	12.3	7.6	6.8

USD Revenue %	88.0	88.6	87.6	85.4	82.5
Other Currencies Revenue %	12.0	11.4	12.4	14.6	17.5

Top Customer %	9.4	9.7	10.1	10.3	10.4
Top 5 Customers %	33.3	31.1	31.6	26.8	28.5
Top 10 Customers %	45.8	43.7	43.9	40.7	43.2

Customers Served (Last Twelve Months)	340	336	331	346	356
Customers with >$1M in Revenue (Last Twelve Months)	60	67	76	78	82

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant